UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Lazydays Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

52110H100

(CUSIP Number)

MR. DAVID L. KANEN

KANEN WEALTH MANAGEMENT, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2250

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

11/30/2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52110H100

1	NAME OF REPORTING PERSON

PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		508,210*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

508,210*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

508,210*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

IA, PN

* Includes 258,210 shares of Common Stock issuable upon exercise of certain Warrants owned by Philotimo.

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CUSIP No. 52110H100

1	NAME OF REPORTING PERSON

PHILOTIMO FOCUSED GROWTH AND INCOME FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		92,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

92,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

92,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP No. 52110H100

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,027,684*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,027,684*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,027,684*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

IA, OO

* Includes 258,210 shares of Common Stock issuable upon exercise of certain Warrants owned by Philotimo.

4

CUSIP No. 52110H100

1	NAME OF REPORTING PERSON

DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,766
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,027,684*
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,766
	10	SHARED DISPOSITIVE POWER

1,027,684*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,032,450*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%
14	TYPE OF REPORTING PERSON

IN

* Includes 258,210 shares of Common Stock issuable upon exercise of certain Warrants owned by Philotimo.

5

CUSIP No. 52110H100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.0001 par value per share (the “Shares”), of Lazydays Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 250 W 57th Street, Ste 2223, New York, NY.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i) Philotimo Fund, LP, a Delaware limited partnership (“Philotimo”), with respect to the Shares directly and beneficially owned by it;

(ii) Philotimo Focused Growth and Income Fund, a series of World Funds Trust, a Delaware statutory trust (“PHLOX”), with respect to the Shares directly and beneficially owned by it;

(iii) Kanen Wealth Management, LLC, a Florida limited liability company (“KWM”), as the general partner of Philotimo, the investment manager of PHLOX and with respect to the Shares directly and beneficially owned by it;

(iv) David L. Kanen, as the managing member of KWM and with respect to the Shares directly and beneficially owned by him;

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of Philotimo, PHLOX, KWM and Mr. Kanen is 5850 Coral Ridge Drive, Suite 309, Coral Springs, Florida 33076.

(c) The principal business of each of KWM, Philotimo and PHLOX is investing in securities. The principal occupation of Mr. Kanen is serving as the managing member of KWM.

(d) No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kanen, is a citizen of the United States of America.

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CUSIP No. 52110H100

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The shares of Common Stock purchased by PHLOX were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Kanen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 427,474 Shares beneficially owned by KWM is approximately $5,091,296, including brokerage commissions. The aggregate purchase price of the 508,210 Shares beneficially owned by Philotimo is approximately $2,883,630, including brokerage commissions1. The aggregate purchase price of the 92,000 Shares beneficially owned by PHLOX is approximately $2,104,322, including brokerage commissions. The aggregate purchase price of the 4,766 Shares beneficially owned by Mr. Kanen is approximately $54,049, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

On November 30, 2021, KWM (together with its affiliates, “Kanen”) delivered a letter to the stockholders of the Issuer, which, among other things, calls on the Board to initiate a CEO search to replace the Issuer’s current CEO, William Murnane. While Kanen believes Mr. Murnane has helped stabilize the Issuer over the previous twelve years, under his tenure the Issuer has underperformed relative to its closest peers and has made poor capital allocation decisions. Kanen believes the Board must initiate a CEO search for an auto industry executive with a track record of significant growth and outperformance. Additionally, Kanen is calling on the Board to repurchase stock and improve the Issuer’s capital allocation. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

1 Includes 258,210 shares of Common Stock issuable upon exercise of certain Warrants owned by Philotimo.

7

CUSIP No. 52110H100

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,410,347 Shares outstanding as of November 22, 2021 as reported in the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on November 23, 2021 and warrants to purchase 258,210 shares of Common Stock (the “Warrants”).

A.	Philotimo
(a)	As of the close of business on November 29th, 2021, Philotimo beneficially owned 508,210 Shares.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 508,210[1]
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 508,210[1]
(c)	Philotimo has not entered into transactions in the Shares during the past sixty days.
B.	PHLOX
(a)	As of the close of business on November 29th, 2021, PHLOX beneficially owned 92,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 92,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 92,000
(c)	PHLOX has not entered into transactions in the Shares during the past sixty days.
C.	KWM
(a)	As of the close of business on November 29th, 2021, KWM beneficially owned 1,027,684 Shares, consisting of (i) the 508,210 Shares owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo, (ii) the 92,000 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX and (iii) 427,474 shares of Common Stock directly owned by KWM.

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,027,684
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,027,684
8

CUSIP No. 52110H100

(c)	The transactions in the Shares by KWM during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Philotimo and PHLOX have not entered into transactions in the Shares during the past sixty days.
D.	Mr. Kanen
(a)	As of the close of business on November 29th, 2021, Mr. Kanen beneficially owned 1,032,450 Shares, consisting of (i) the 1,027,684 Shares beneficially owned by KWM, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM and (ii) 4,766 Shares directly owned by Mr. Kanen.

Percentage: Approximately 8.3%

(b)	1. Sole power to vote or direct vote: 4,766
2. Shared power to vote or direct vote: 1,027,684
3. Sole power to dispose or direct the disposition: 4,766
4. Shared power to dispose or direct the disposition: 1,027,684
(c)	Mr. Kanen has not entered into transactions in the Shares during the past sixty days.

KWM, in its role as investment manager to several customer accounts (collectively, the “Accounts”) to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer’s Shares held in the Accounts.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 30th, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

9

CUSIP No. 52110H100

Item 7.	Material to be Filed as Exhibits.
99.1	Letter to the Board, dated November 30, 2021
99.2	Joint Filing Agreement, dated November 30, 2021.

10

CUSIP No. 52110H100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 30th, 2021

Kanen Wealth Management, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Fund, LP

By:	Kanen Wealth Management, LLC, its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Focused Growth and Income Fund

By:	Kanen Wealth Management, LLC, its investment adviser

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
David L. Kanen

11

CUSIP No. 52110H100

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Transaction

Kanen Wealth Management, LLC

Sale of Common Stock	3,000	21.45	11/01/2021